DAVIS POLK & WARDWELL
450 Lexington Avenue
New York, N.Y. 10017

212 450 4156

October 28, 2004

Michele Anderson, Esq.
Securities and Exchange Commission
Washington, DC 20549-0303

Re:	Limited Brands, Inc. Schedule TO-C filed October 7, 2004 Schedule TO-I filed October 7, 2004 Schedule TO-I/A filed October 12, 2004 File No. 5-33912

Dear Ms. Anderson:

          Further to our telephone conversation of yesterday evening, I am writing on behalf of Limited Brands, Inc. (“Limited Brands”) to propose an amendment to the financing condition contained in Limited Brand’s Offer to Purchase dated October 7th, 2004 (the “Offer to Purchase”).

          In an effort to address the concerns you raised, Limited Brands would amend the financing condition set forth in the Offer to Purchase in the penultimate bullet on page 3 and in the last full paragraph on page 23 as follows:

          “prior to the expiration of the tender offer, (i) our $1 billion revolving credit facility is not effective on the terms set forth in the facility as described in Section 9 or (ii) we are unable to draw at least $500 million on our term loan to fund the tender offer and special dividend, on the terms and conditions set forth in the term loan facility described in Section 9, because our lenders (x) do not honor their obligation to fund under the facility or (y) assert that a condition to their obligation to fund has not been satisfied.”

          Please advise if the proposed amendment satisfactorily addresses your concerns and Limited Brands will promptly file an amendment to its Schedule TO

Michele Anderson, Esq.	2	October 28, 2004

reflecting these changes. Please do not hesitate to call the undersigned at 212-450-4156 if you have any questions or would like to further discuss this matter.

          Best regards.

Very truly yours,

/s/ David L. Caplan
David L. Caplan